UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                                                       SEC FILE NUMBER 1-13727
                                                       CUSIP NUMBER 30243M 10 5




                           NOTIFICATION OF LATE FILING

(Check One):

 |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

     For Period Ended: December 30, 2001
     [ ] Transition Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:_________________________________________



Read Instruction (on back page) Before Preparing Form. Please Print or
     Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION

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Full Name of Registrant:  FFP Marketing Company, Inc.

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Former Name if Applicable:  Not applicable

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Address of Principal Executive Office (Street and Number):  2801 Glenda Avenue
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City, State and Zip Code:  Fort Worth, Texas  76117-4391

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Statebelow in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Certain financial and other data required to be disclosed in the Registrant's Form 10-K could not be obtained by Registrant prior to the required filing date for the report.

PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

     Craig T. Scott               817                   838-4707
         (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |x| Yes |_| No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |x| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The audit of the Company's book and records for 2001 has not yet been completed at this date. At the present time, the Company estimates that it incurred a net loss of approximately $4,000,000 in 2001, compared to net income of $723,000 in 2000. Principal reasons for the anticipated change in 2001, compared to 2000, include but are not limited to the following: a decrease in gross margin on retail sales of motor fuels (primarily from increased competition and an inability of the Company to pass on increased fuel costs at its retail locations), a decrease in gross margin on sales of merchandise and a decrease in direct store expense at Company-operated stores (primarily resulting from the sale/conversion of Company-operated convenience stores to gas-only stores),an increase in general and administrative costs (primarily from additional payroll costs and legal expenses), and an increase in depreciation and amortization expense (primarily from additional amortization of loan costs). The foregoing estimates are subject to audit adjustment.

     Although the Company has recently executed two management contracts to manage approximately 120 convenience stores for third parties, the benefits of such management contracts will not begin to be realized in the financial results of the Company until 2002.

===============================================================================

                           FFP Marketing Company, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date - April 1, 2002                   By: /s/ Craig T. Scott
                                       Craig T. Scott, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
          --------------------------------------------------------------
       Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

     1. ___ This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).